preREO LLC

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

August 24, 2022

Filed via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

Washington, D.C. 20549

Re:	preREO LLC (the “Company”)
Post-Qualification Amendment No. 4 on Form 1-A
Filed August 10, 2022
File No. 024-11555

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Post-Qualification Amendment No. 4 effective at 10:00 am ET on Thursday, September 1, 2022, or as soon thereafter as is practicable.

PREREO LLC

By:	/s/ Jorge Newbery
Jorge Newbery, Chief Executive Officer